Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Virgin Galactic Holdings, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-235750), pertaining to the 2019 Incentive Award Plan, of our report dated February 27, 2020, with respect to the consolidated balance sheets of Virgin Galactic Holdings, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of Virgin Galactic Holdings, Inc.

/s/ KPMG LLP

Los Angeles, California
February 27, 2020